OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-48501

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TECKMEYER FINANCIAL SERVICES, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11104 JOHN GALT BOULEVARD
(No. and Street)

OMAHA	NE	68137
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

THOMAS TECKMEYER	402-331-8600	tom@teckmeyerfinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

HENJES, CONNER & WILLIAMS, P.C.
(Name – if individual, state last, first, and middle name)

P.O. BOX 1937	DAKOTA DUNES	SD	57049
(Address)	(City)	(State)	(Zip Code)

9/24/2003	108
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, THOMAS TECKMEYER, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TECKMEYER FINANCIAL SERVICES, LLC, as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

GENERAL NOTARY - State of Nebraska
SHARON BOWEN
My Comm. Exp. January 18, 2023

Signature: Thomas Teckmeyer

Title:
PRESIDENT

Sharon Bowen
Notary Public 2-18-22

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TECKMEYER FINANCIAL SERVICES, L.L.C.

FINANCIAL STATEMENTS

DECEMBER 31, 2021

TECKMEYER FINANCIAL SERVICES, L.L.C.

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1 - 2
FINANCIAL STATEMENTS	
Statement of Financial Condition	3
Statement of Income and Changes in Members' Equity	4 - 5
Statement of Cash Flows	6 - 7
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	8
NOTES TO FINANCIAL STATEMENTS	9 - 12
SUPPLEMENTARY SCHEDULES	
Schedule I - Computation of Aggregate Indebtedness and Net Capital in Accordance with Rule 15c3-1 Under the Securities Exchange Act of 1934	13
Schedule II - Reconciliation of Net Capital and Aggregate Indebtedness per Audit Report to Client's Focus Report	14
Schedule III - Computation of the Reserve Requirements	15
Statement on Exemption Under Sec Rule 15c3-3: Schedule IV - Information Relating to the Possession or Control Requirements	16
EXEMPTION REPORT	
Report of Independent Registered Public Accounting Firm	17
Exemption Report	18

HENJES, CONNER &
WILLIAMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

PO BOX 1937
801 STEVENS PORT DR
DAKOTA DUNES, SD 57049

P: (605) 242-3900
(800) 274-3931
F: (605) 242-3901

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
Teckmeyer Financial Services, LLC
Omaha, Nebraska

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TECKMEYER FINANCIAL SERVICES, LLC (a Nebraska limited liability company), as of December 31, 2021, the related statements of income, changes in members' equity, cash flows, and changes in liabilities subordinated to claims of general creditors, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Teckmeyer Financial Services, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Teckmeyer Financial Services, LLC's management. Our responsibility is to express an opinion on Teckmeyer Financial Services, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Teckmeyer Financial Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental schedules on pages 13 through 16 have been subjected to audit procedures performed in conjunction with the audit of Teckmeyer Financial Services, LLC's financial statements. The supplemental information is the responsibility of Teckmeyer Financial Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Henjes, Conner & Williams, PC

Certified Public Accountants

We have served as Teckmeyer Financial Services, LLC's auditor since 2014.

Dakota Dunes, South Dakota
February 18, 2022

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	744,938
Commissions receivable	116,112
Interest receivable	2
Prepaid expenses	26,098
Total current assets	887,150
FURNITURE AND EQUIPMENT	
Furniture and fixtures	56,716
Office equipment	24,201
Computer equipment	65,473
	146,390
Less accumulated depreciation	(134,251)
Net furniture and equipment	12,139
OTHER ASSETS	
Deposit with clearing organization	25,000
TOTAL ASSETS	924,289

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	11,193
Salaries and commissions accrued	76,580
Payroll taxes accrued	6,397
401(k) withholding payable	2,167
Profit sharing accrued	50,000
Total current liabilities	146,337
MEMBERS' EQUITY	777,952
TOTAL LIABILITIES AND MEMBERS' EQUITY	924,289

See accompanying notes to financial statements.

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY
YEAR ENDING DECEMBER 31, 2021

REVENUES	
Commissions	39,573
Mutual fund fees	1,651,123
Asset management fees	495,704
Other revenue	43,092
Total revenues	2,229,492
EXPENSES	
Advertising	10,320
Auto expense	2,168
Business development	8,306
Commissions	953,203
Computer	25,680
Contract labor	54,810
Correspondent fees	30,633
Depreciation	5,171
Donations	3,665
Dues and subscriptions	1,862
Entertainment and travel	1,895
Insurance	61,290
Miscellaneous	8,277
Postage and printing	5,276
Professional fees	18,435
Promotions	4,308
Regulatory fees	18,878
Rent	53,592
Repairs and maintenance	7,588
Retirement plan	73,174
Salaries	276,375
Supplies	5,985
Taxes	46,843
Telephone	12,380
Total expenses	1,690,114
INCOME FROM OPERATIONS	539,378
OTHER INCOME	
Interest income	53
NET INCOME	539,431

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY
YEAR ENDING DECEMBER 31, 2021

MEMBERS' EQUITY, beginning	579,521
Net income	539,431
Distributions	(341,000)
MEMBERS' EQUITY, ending	777,952

See accompanying notes to financial statements.

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF CASH FLOWS
YEAR ENDING DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES	
Commissions and fees received	2,170,818
Other income received	43,092
Interest received	53
Cash provided by operating activities	2,213,963
Cash paid for salaries and commissions	1,209,023
Cash paid for operating expenses	405,909
Cash disbursed for operating activities	1,614,932
Net cash provided by operating activities	599,031
CASH FLOWS FROM FINANCING ACTIVITIES	
Members' distributions	(341,000)
Net cash used in financing activities	(341,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	258,031
CASH AND CASH EQUIVALENTS, beginning of year	486,907
CASH AND CASH EQUIVALENTS, end of year	744,938

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF CASH FLOWS
YEAR ENDING DECEMBER 31, 2021

Reconciliation Of Net Income To Net Cash Provided By Operating Activities	
Net income	539,431
Adjustments to reconcile net income to net cash provided by (used in) operating activities	
Depreciation	5,171
(Increase) decrease in	
Commissions receivable	(15,582)
Other receivables	4,949
Prepaid expenses	3,506
Increase (decrease) in	
Accounts payable	1,987
Salaries and commissions accrued	20,555
Payroll taxes accrued	2,096
401(k) withholding payable	2,167
Property taxes payable	(249)
Profit sharing accrued	35,000
Total adjustments	59,600
Net cash provided by operating activities	599,031

See accompanying notes to financial statements.

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
YEAR ENDING DECEMBER 31, 2021

SUBORDINATED LIABILITIES, DECEMBER 31, 2020	- 0 -
Increases	- 0 -
Decreases	- 0 -
SUBORDINATED LIABILITIES, December 31, 2021	- 0 -

See accompanying notes to financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Teckmeyer Financial Services, L.L.C. (the Company) is registered as a broker dealer under the Securities Exchange Act of 1934.

The Company is a brokerage firm located in Omaha, Nebraska, whose principal business activity is the trading of securities and mutual funds on behalf of clients. The Company's revenues are derived primarily from commission revenues from the trading of these securities and mutual funds. It is regulated by the Securities Exchange Commission and is under the jurisdiction of FINRA (Financial Industry Regulatory Authority). FINRA is the largest independent regulator of securities firms doing business in the United States.

Organization

Teckmeyer Financial Services, L.L.C., is organized as a limited liability company in the state of Nebraska. The period of duration or life of the Company is 30 years ending May 1, 2025.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less (temporary investments) to be cash equivalents.

Revenue Recognition

The Company earns revenue from third party clients for providing services as a distributor of mutual funds and other investment products. Commission revenue includes revenue earned on mutual fund sales that are recognized on a trade-date basis and trailer fee revenue that is recognized on an accrual basis as these fees are earned.

The Company also earns revenue from asset management fees. Asset management fees are received quarterly, but are recognized on an accrual basis as these fees are earned.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commissions Receivable

Commissions receivable have been adjusted for all known uncollectible accounts. No allowance for bad debts is considered necessary at year end.

Furniture and Equipment

Furniture and equipment are stated at cost. Major expenditures for property and those which substantially increase useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

Depreciation

The Company provides for depreciation of furniture and equipment using annual rates which are sufficient to amortize the cost of depreciable assets using the straight-line method over their estimated useful lives, which range from 3 to 10 years.

Income Taxes

The Company has elected, with the consent of the members, to be treated as an S corporation under the Internal Revenue Code for income tax purposes. Therefore, the income and expenses of the Company are reported on the individual member's personal income tax returns. Accordingly, the financial statements do not include any provision for income taxes.

The Company has adopted the provisions of FASB-ASC 740-10, *Accounting for Uncertain Tax Positions*. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. Management does not expect the interpretation will have a material impact (if any) on its results from operations or financial position.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $10,320 for the year ended December 31, 2021.

Compensated Absences

Full-time, year-round employees are entitled to paid vacation depending on the length of service and other factors. Accrued vacation pay at December 31, 2021, was deemed immaterial and not accrued.

NOTE 2. LEASES

The Company conducts its operations with office space under an operating lease agreement which is currently on a month-to-month basis, and the current monthly rent amount is $. The total rent expense for the above agreement for the year ended December 31, 2021, was $53,592.

NOTE 3. RETIREMENT PLAN

The Company maintains a 401(k) salary reduction plan for all eligible employees. Employees are eligible to participate in the plan upon completion of one year of service. Employer contributions are made based on a percentage of the participants' wages. The Company's expense was $23,174 for the year ended December 31, 2021.

The Company also maintains a profit sharing plan for all eligible employees with a minimum of one year of service. Employer contributions are determined by an annual resolution of the members based on eligible compensation. The Company's expense was $50,000 for the year ended December 31, 2021.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that members' equity may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2021, the Company had net capital of $681,188, which was $631,188 in excess of its required net capital. The Company's net capital ratio of aggregate indebtedness to net capital was .2148 to 1 as of December 31, 2021.

NOTE 5. CONCENTRATION OF CREDIT RISK

The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the balances in the Company's accounts may exceed this limit.

The Company is a member of Securities Investor Protection Corporation (SIPC), a nonprofit organization that assists investors when a brokerage firm closes due to bankruptcy or other financial difficulties. SIPC works to return customers' cash, stock and other securities, and other customer property that may be missing from their account. It does not cover individuals who sold worthless stocks and other securities but rather helps customers when stocks and other securities are stolen or put at risk when a brokerage fails for other reasons. Securities in accounts transacted by the Company are protected in accordance with SIPC rules up to $500,000, including $250,000 cash.

NOTE 5. CONCENTRATION OF CREDIT RISK (Continued)

The Company is engaged in various brokerage activities in which counterparties primarily include broker dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 6. COMMITMENTS, CONTINGENCIES AND GUARANTEES

There were no outstanding commitments, contingencies or guarantees as of December 31, 2021.

NOTE 7. SUBSEQUENT EVENT

In preparing the financial statements, the Company evaluated events and transactions for potential recognition or disclosure through February 18, 2022, the date the financial statements were issued.

SUPPLEMENTARY INFORMATION

SCHEDULE I

TECKMEYER FINANCIAL SERVICES, L.L.C.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND
NET CAPITAL IN ACCORDANCE WITH RULE 15C3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2021

AGGREGATE INDEBTEDNESS		
Total liabilities		146,337
NET CAPITAL		
Total members' equity		777,952
Less nonallowable assets and deductions		
Receivables	50,440	
Prepaid expenses	26,098	
Furniture and equipment, net	12,139	
		88,677
Net capital before haircuts on securities positions		689,275
Haircuts on securities		8,087
Total net capital		681,188
COMPUTATION OF BASIC CAPITAL REQUIREMENT		
Minimum net capital required (greater of $50,000 or 6 ⅔% of aggregate indebtedness)		50,000
Net capital exceeding requirements		631,188
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		21.48%

SCHEDULE II

TECKMEYER FINANCIAL SERVICES, L.L.C.
RECONCILIATION OF NET CAPITAL AND AGGREGATE
INDEBTEDNESS PER AUDIT REPORT TO CLIENT'S FOCUS REPORT
AS OF DECEMBER 31, 2021

Aggregate indebtedness per audit report	146,337
Aggregate indebtedness per FOCUS report	146,337
Difference	- 0 -
Net capital per audit	681,188
Net capital per FOCUS report	681,188
Difference	- 0 -

SCHEDULE III

TECKMEYER FINANCIAL SERVICES, L.L.C.
COMPUTATION OF THE RESERVE REQUIREMENTS
DECEMBER 31, 2021

Teckmeyer Financial Services, L.L.C., is exempt from Rule 15c3-3 under its following rule section:

(k)(2)(ii) - All customer transactions cleared through another broker dealer on a fully disclosed basis.

SCHEDULE IV

TECKMEYER FINANCIAL SERVICES, L.L.C.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
DECEMBER 31, 2021

Teckmeyer Financial Services, L.L.C., is exempt from Rule 15c3-3 under its following rule section:

(k)(2)(ii) - All customer transactions cleared through another broker dealer on a fully disclosed basis.

HENJES, CONNER &
WILLIAMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

PO BOX 1937
801 STEVENS PORT DR
DAKOTA DUNES, SD 57049

P: (605) 242-3900
(800) 274-3931
F: (605) 242-3901

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
of Teckmeyer Financial Services, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which Teckmeyer Financial Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Teckmeyer Financial Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) "All customer transactions cleared through another broker-dealer on a fully disclosed basis" (the "exemption provisions") and (2) Teckmeyer Financial Services, LLC stated that Teckmeyer Financial Services, LLC met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. Teckmeyer Financial Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Teckmeyer Financial Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Henjes, Conner &
Williams, PC
Certified Public Accountants

Dakota Dunes, South Dakota
February 18, 2022

TECKMEYER FINANCIAL SERVICES L.L.C.℠
INVESTMENTS BASED ON PRINCIPLE

Teckmeyer Financial Services' Exemption Report

Teckmeyer Financial Services (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii); Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception, other than these two instances:

   i. September 9th, 2021 – U.S. Bank systems were not functioning, so deposit was made the next day. Check was made payable to RBC.

   ii. September 27th, 2021 – client sent in checks payable to American Funds without any notice or account paperwork. We obtained the necessary papers from the client as quickly as possible and immediately forwarded them to American Funds.

Teckmeyer Financial Services

I, Thomas Teckmeyer, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Thomas N. Teckmeyer
Thomas N. Teckmeyer
President